UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934
(Amendment No. 3)

CHROMADEX CORPORATION
(Name of Issuer)

 COMMON STOCK
(Title of Class of Securities)

171077100
(CUSIP Number)

Black Sheep FLP
c/o Frank L. Jaksch, Jr.
8 Garzoni Aisle
Irvine, CA 92606
949-955-3903
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

8/23/2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171077100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Black Sheep FLP 26-3360377
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐ Joint Filing
3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization a California family limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0- 8. Shared Voting Power 6,225,155 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 6,225,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,225,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.37%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated on the basis of: 74,368,568 shares of common stock issued and outstanding on August 25, 2011.

CUSIP No. 171077100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tricia A. Jaksch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐ Joint Filing
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0- 8. Shared Voting Power 6,225,155 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 6,225,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,225,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.37%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of: 74,368,568 shares of common stock issued and outstanding on August 25, 2011.

CUSIP No. 171077100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank L. Jaksch, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐ Joint Filing
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With		7. Sole Voting Power 3,965,667** 8. Shared Voting Power 6,225,155 9. Sole Dispositive Power 2,536,667 10. Shared Dispositive Power 7,654,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,190,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.25%*
14.	Type of Reporting Person (See Instructions) IN

* **
Percentage calculated on the basis of: 74,368,568 shares of common stock issued and outstanding on August 25, 2011. plus 2,531,667 shares of common stock exercisable under securities convertible into common stock by Frank J. Jaksch, Jr. within 60 days of the date hereof.

On April 17, 2010, trustees of the Jaksch Family Trust (the “Trust”) entered into an irrevocable proxy with Frank L. Jaksch Jr. granting him sole voting power over the 1,429,000 shares of the Company held by the Trust.  Mr. Jaksch Jr. previously held shared voting power over these shares.

CUSIP No. 171077100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jaksch Family Trust, Frank L. Jaksch, Sr. and Maria Jaksch, Trustees
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐ Joint Filing
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 1,429,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.92%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated on the basis of: 74,368,568 shares of common stock issued and outstanding on August 25, 2011.

Item 1. Security and Issuer

This statement refers to the common stock of ChromaDex Corporation, 10005 Muirlands Boulevard, Suite G, Irvine California, 92618.

Item 2. Identity and Background

Black Sheep, FLP is a California family limited partnership the purpose of which is to hold and manage the capital assets of the partners including investing in marketable securities and investing and holding real property.  Each of the partnership’s and individual reporting person’s address is as follows: 8 Garzoni Aisle, Irvine, CA 92606.  The Jaksch Family Trust address is as follows: 32661 Balearic Road, Dana Point, CA 92629.  The principal occupation of Frank L. Jaksch, Jr. is to serve as Chairman of the Board and Chief Executive Officer of the Issuer.  The principal occupation of Tricia A. Jaksch is to serve as Marketing Director of NSF International.  Each of the individual reporting persons is a citizen of the United States of America.

None of the reporting persons have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction

On August 23, 2011, warrant exercises by third party holders of warrants issued in the May 20, 2010 private placement transaction consummated by ChromaDex Corporation (the “Private Placement”) exceeded 50% of the warrants granted in the Private Placement.  These exercises by subscribers in the Private Placement have satisfied a vesting trigger in certain stock option held by Mr. Jaksch, the result of which is that Mr. Jaksch is now entitled to exercise 50% of the “warrant-contingent” options granted to him by ChromaDex Corporation in 2010, subject to additional time vesting restrictions on such options.  As of August 25, 2011, 473,958 options that had warrant contingencies and 473,958 additional options granted to Mr. Jaksch in 2010 have vested and an additional 63,195 options that had warrant contingencies and 63,195 additional options will vest within the next 60 days.  In addition, the warrant exercises through August 23, 2011 triggered the right for Mr. Jaksch to exercise 50% of the “warrant-contingent” options granted to him in pursuant to the Amended and Restated Employment Agreement, between Mr. Jaksch and ChromaDex Corporation, dated April 19, 2010 (the “Jaksch Employment Agreement”), subject to additional time vesting restrictions on such options.  As of August 25, 2011, 166,667 of these options that had warrant contingencies and 166,667 additional options granted pursuant to the Jaksch Employment Agreement have vested and 22,222 options that had warrant contingencies and 22,222 additional options will vest within the next 60 days.

On May 10, 2011, Mr. Jaksch Jr. received an option grant for 125,000 shares of common stock as compensation for his services as Chairman of the Board of Directors of ChromaDex Corporation.  25% of these options will vest on May 10, 2012, with the remainder vesting monthly over the following three years.

On December 8, 2010, Mr. Jaksch purchased 5,000 shares of common stock of the Issuer on the open market.

On May 20, 2010, Mr. Jaksch Jr. received an option grant for 100,000 shares of common stock as compensation for his services as Chairman of the Board of Directors of ChromaDex Corporation.  As of August 25, 2011, 31,250 options have vested and an additional 3,167 options will vest within the next 60 days.

Frank L. Jaksch, Jr. also holds an additional 1,004,583 options to purchase common stock of the Issuer, exercisable at any time, at his discretion and 39,584 additional options become exercisable within the next 60 days.

The reporting persons have acquired the securities covered by this schedule for investment purposes. The reporting persons reserve the right, consistent with applicable law, to acquire additional securities of ChromaDex Corporation (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to seek to influence the management or policies of ChromaDex Corporation, to dispose of their securities of ChromaDex Corporation or to formulate other purposes, plans or proposals regarding ChromaDex Corporation and any of its securities, in each case in light of the reporting persons’ continued evaluation of ChromaDex Corporation, market conditions and other factors.  Such actions could result in one or more of the transactions described in sub-paragraph (a) through (j) of Item 4 of Schedule 13D, including without limitation (a), (b), (d), (h) and (i) thereof.

Item 5. Interest in Securities of the Issuer

(a) The aggregate amount and percentage of the common stock of ChromaDex Corporation beneficially owned by each of the reporting persons covered by this report is disclosed above on the cover pages hereto.

(b) Each of the reporting persons has sole/shared power to vote or to direct the vote and dispose or to direct the disposition of that number of shares disclosed above on the cover pages hereto.

(c) Not applicable.

(d) No person other than the reporting persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the securities.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint filing statement of the reporting persons.

2	Irrevocable Proxy

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2011	Black Sheep, FLP, a California family limited partnership By: /s/ Frank L. Jaksch, Jr. Name: Frank L. Jaksch, Jr. Title: General Partner
/s/ Frank L. Jaksch, Jr. Frank L. Jaksch, Jr.
/s/ Tricia A. Jaksch Tricia A. Jaksch
Jaksch Family Trust By: /s/ Frank L. Jaksch, Jr. Name: Frank L. Jaksch, Jr. Title: Authorized signatory